Exhibit 12.1

AES Eastern Energy, L.P.

Statements Regarding Ratio of Earnings to Fixed Charges

YEARS ENDED DECEMBER 31, 2003, 2002, 2001, 2000 AND FROM MAY 14, 1999(INCEPTION)

(Amounts in Thousands, Except Ratio Amounts)

		2003	2002	2001	2000	1999

Income from Continuing Operations		$89,066	$58,630	$51,865	$98,237	$24,415

Add:	Fixed Charges	59,448	58,139	58,757	57,614	39,094
Add:	Amortization of Capitalized Interest	—	—	—	173	95
Less:	Interest Capitalized	—	—	—	—	—

Earnings		148,210	116,324	110,299	156,024	63,604

Fixed Charges:
Add:	Interest expense and capitalized amounts (including construction related fixed charges)	59,144	57,694	58,434	57,314	33,719
Add:	Amortization of deferred financing	304	445	323	300	188
Add:	Interest capitalized	—	—	—	—	5,187

Total Fixed Charges		$59,448	$58,139	$58,434	$57,614	39,094

Ratio of Earnings to Fixed Charges		2.50	2.01	1.89	2.71	1.63